June 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

Attention: William Schroeder and John Spitz

Re:    CVB Financial Corp.

Dear Mr. Schroeder and Mr. Spitz:

This letter constitutes the response of CVB Financial Corp. (the “Company”) to the comment letter of the staff (“the Staff”) of the Division of Corporation Finance dated May 22, 2019, with respect to the Form 10-K for the year ended December 31, 2018 filed on March 1, 2019. For your convenience, the Staff’s comment is repeated below in italicized text prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2018

Analysis of the Results of Operations

Reconciliations of Adjusted Yield on Average Loans, Yield on Average Earning Assets and NIM (Non-GAAP), page 47

1.	We note your disclosure on page 47 of the following non-GAAP measures:
•	Adjusted yield on average loans;
•	Adjusted yield on average assets; and
•	Adjusted net interest margin

These measures exclude discount accretion on acquired loans. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting.

RESPONSE

We will no longer present in future filings, including Forms 8-K, financial measures and metrics that exclude the impact of purchase accounting.

If you have any further questions, please contact the undersigned at (909) 483-7225.

Sincerely,

/s/ E. Allen Nicholson

E. Allen Nicholson

Executive Vice President and Chief Financial Officer